UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42717

Blue Gold Limited

(Registrant’s Name)

Mourant Governance Services (Cayman) Limited,

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands.

(Address of principal executive offices)

Andrew Cavaghan

Tel. No: +44 (0) 7487 799481

Email: info@bluegoldmine.com

94 Solaris Avenue, Camana Bay

Grand Cayman, KY1-1108, Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant

As previously disclosed in Amendment No. 2 to the Form F-1/A and the Form 6-K Periodic Report filed on August 26, 2025 by Blue Gold Limited (“Blue Gold”), due to changes in the auditor’s combined business following the acquisition of Pannell Kerr Forster of Texas P.C. (“PKF Texas”) by Withum Smith+Brown, PC (“Withum”), PKF Texas notified Blue Gold on August 2, 2025 that it would no longer be able to serve as auditor of Blue Gold.

On August 3, 2025, Blue Gold engaged LAO Professionals as its interim independent registered public accounting firm on a limited basis to prepare standalone audited financial statements of Blue Gold as of and for the year ended December 31, 2024. Subsequently, on October 8, 2025, the Audit Committee of Blue Gold approved the engagement and appointment of PKF Littlejohn LLP as independent registered public accounting firm, effective as of such date.

The reports of LAO Professionals for the financial statements of Blue Gold as of and for the year ended December 31, 2024 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. LAO Professional’s audit reports contained an explanatory paragraph related to the substantial doubt of Blue Gold’s ability to continue as a going concern.

As of October 10, 2025, there were no disagreements with LAO Professionals on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of LAO Professionals, would have caused LAO Professionals to make reference thereto in its reports on the financial statements of Blue Gold for such period. As of and for the year ended December 31, 2024, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

In accordance with Item 16F(a)(3) of Form 20-F, Blue Gold furnished LAO Professionals with a copy of this Form 6-K, providing LAO Professionals with the opportunity to furnish Blue Gold with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether it agrees with the statements made by Blue Gold herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 16.1 is a copy of LAO Professionals’ letter addressed to the SEC relating to the statements made by Blue Gold in this report.

Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter of LAO Professionals, dated October 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Gold Limited

Date: October 10, 2025	By:	/s/ Andrew Cavaghan
	Name:	Andrew Cavaghan
	Title:	Chief Executive Officer

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